Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1Name and Address of Company

Goldgroup Mining Inc. (the “Company”) 1111 Melville Street, Suite 410 Vancouver, BC V6E 3V6

Item 2Date of Material Change

September 8 and September 14, 2026

Item 3News Release

News release dated September 8, 2026, issued and distributed through the facilities of Newsfile Corp. and filed on SEDAR+ under the Company’s profile at www.sedarplus.ca, a copy of which is attached hereto as Schedule “A”.

News release dated September 14, 2026, issued and distributed through the facilities of Newsfile Corp., a copy of which is attached hereto as Schedule “B”.

Item 4Summary of Material Change

On September 8, 2026, the Company announced a non-brokered private placement offering of up to 20,547,945 units (the “Units”) of the Company at a price of US$3.65 per Unit for aggregate gross proceeds of up to approximately US$75 million (the “Offering”).

On September 14, 2026, the Company announced that it had upsized its previously announced Offering from gross proceeds of approximately US$75 million to gross proceeds of approximately US$125 million.

Each Unit will consist of one common share of the Company and one-half of one common share purchase warrant of the Company. Each whole warrant will entitle the holder thereof to acquire one common share at a price of US$5.10 for a period of 18 months from the Closing Date (as defined below).

The Offering is expected to close on or about September 30, 2026 (the “Closing Date”) and is subject to the Company receiving all necessary regulatory approvals, including the conditional approval of the TSX Venture Exchange and the approval of NYSE American LLC.

Item 5.1Full Description of Material Change

See the Company’s news releases dated September 8 and September 14, 2026 attached as Schedules “A” and “B” hereto.

Item 5.2Disclosure for Restructuring Transaction

Not applicable.

Item 6Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8Executive Officer

Contact: Javier Reyes – Chief Executive Officer Telephone:(604) 306-6867

Item 9Date of Report

September 17, 2026

SCHEDULE “A”

News Release dated September 8, 2026

NEWS RELEASE

GOLDGROUP ANNOUNCES US$75 MILLION PRIVATE PLACEMENT WITH US$60 MILLION ALREADY COMMITTED BY LEADING NATURAL RESOURCE INVESTORS

Cornerstone Investors include Trafigura, Eric Sprott, Rick Rule, Fiscal Wisdom, Calu Opportunity Fund and Two Additional Institutional Natural Resource Funds

Financing Positions Goldgroup to Accelerate Growth, Advance its Portfolio of Gold Assets and pursue Significant Exploration and Development, as well as other opportunities

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Vancouver, Canada – September 8, 2026 – Goldgroup Mining Inc. (“Goldgroup” or the “Company”) (TSXV:GORO; NYSE American:GORO; FSE:55G) is pleased to announce a non-brokered private placement offering of up to 20,547,945 units (the “Units”) of the Company at a price of US$3.65 per Unit for aggregate gross proceeds of up to approximately US$75 million (the “Offering”). The Company reserves the right to increase the size of the Offering depending on demand.

The Offering marks an important milestone in the Company’s evolution. Approximately US$60 million of the Offering has already been committed, including significant participation from entities representing or affiliated with Trafigura, Eric Sprott, Rick Rule, Fiscal Wisdom, Calu Opportunity Fund and two additional institutional natural resource funds.

“The participation of these sophisticated, long-term natural resource investors represents a strong endorsement of Goldgroup’s strategy, asset base and vision to build a leading precious metals producer,” said Javier Reyes, CEO and Chairman of Goldgroup.

Each Unit will consist of one common share of the Company (a “Share”) and one-half of one common share purchase warrant of the Company (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one common share (a “Warrant Share”) at a price per Warrant Share of US$5.10 for a period of 18 months from the Closing Date (as defined herein).

The Units will be offered pursuant to applicable exemptions from prospectus requirements in each of the provinces of Canada, and may also be offered in the United States pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and in such other jurisdictions outside of Canada and the United States provided it is understood that no prospectus filing or comparable obligation arises in such other jurisdiction.

The Offering is expected to close on or about September 30, 2026 (the "Closing Date"), and is subject to the Company receiving all necessary regulatory approvals, including the conditional approval of the TSX Venture Exchange (the “TSXV”) and the approval of NYSE American LLC (the “NYSE American”).

The Shares and Warrants comprising the Units (and the Warrant Shares issuable upon exercise of the Warrants) will be subject to a statutory hold period pursuant to applicable Canadian securities laws ending four months and one day following the Closing Date.

In connection with the Offering, the Company may pay eligible finders a cash commission equal to 5% of the gross proceeds raised from subscribers introduced by such finders, in accordance with applicable securities laws and the policies of the TSXV.

The securities have not been and will not be registered under the U.S. Securities Act, or any U.S. state securities laws, and may not be offered or sold in the “United States” (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable U.S. state securities laws or an exemption from such registration is available. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Company intends to use the net proceeds of the Offering for working capital purposes including to advance the Company's portfolio of mining and development assets as well as invest in mining opportunities.

Alongside organic growth from the development and enhancement of its existing operations, Goldgroup intends to use proceeds from the Offering and its general working capital to continue seeking and reviewing new property acquisitions and potential M&A opportunities.

A Significant Capital Commitment to Accelerate Goldgroup’s Growth

The financing represents a significant capital commitment to Goldgroup and provides the Company with additional financial strength to advance its strategy of building a larger, diversified and growth-oriented gold producer.

The proceeds are expected to provide Goldgroup with the flexibility to:

●	Accelerate exploration and resource expansion across its portfolio;
●	Advance the San Francisco Gold Project toward a potential restart of operations;
●	Continue exploration and resource growth initiatives at the Don David Gold Mine and surrounding exploration properties;
●	Advance development activities at the Back Forty Gold Project;
●	Pursue exploration and development opportunities at Cerro Prieto and other Goldgroup assets;
●	Strengthen the Company’s balance sheet and provide additional working capital; and
●	Evaluate additional opportunities to create long-term shareholder value.

Javier Reyes, further commented, “This financing represents a significant vote of confidence in Goldgroup and the opportunity we see ahead of us. With US$75 million of new capital, we will have the financial capacity to accelerate our exploration programs, expand resources, advance our development projects and move aggressively toward our objective of becoming a larger intermediate gold producer.

What makes Goldgroup particularly compelling is the combination of established operations, near-term production opportunities and substantial exploration upside. We believe we are entering an important phase of growth, and this financing gives us the capital and flexibility to pursue that opportunity.”

Attractive Financing Structure

The Offering is being completed on a non-brokered basis, allowing Goldgroup to raise significant capital directly from investors while maintaining flexibility and minimizing financing costs.

The Units are priced at US$3.65 per Unit, with each Unit also including one-half of a Warrant exercisable at US$5.10 per share. If all 10,273,972 Warrants proposed to be issued under the Offering are subsequently exercised, Goldgroup would receive an additional US$52,397,257 in gross proceeds.

The Company intends to use the additional capital generated from any future warrant exercises to further support its growth strategy. There can be no assurance that the Warrants will be exercised.

Certain insiders of the Company may participate in the Offering, which participation would constitute a related-party transaction, as defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The issuance of any Units to insiders is exempt from the valuation requirements of Section 5.4 of MI 61-101 pursuant to Subsection 5.5(a) of MI 61-101 and exempt from the minority shareholder approval requirements of Section 5.6 of MI 61-101, pursuant to Subsection 5.7(1)(a) of MI 61-101.

About Goldgroup

Goldgroup Mining Inc. is a precious-metals producer and growth-oriented mining company with four 100%-owned assets across Mexico and the United States.

The Company owns and operates the Don David Gold Mine in Oaxaca, Mexico and the Cerro Prieto Gold Mine in Sonora, Mexico, while advancing the San Francisco Gold Project in Sonora toward a potential production restart and the Back Forty Project in Michigan toward development.

Goldgroup’s strategy is focused on building a larger-scale intermediate precious-metals producer through a combination of production growth, exploration, mine optimization, project development, and potential acquisition of additional projects or M&A transactions.

The Company is listed on the TSX Venture Exchange and NYSE American under the symbol "GORO" and on the Frankfurt Exchange under the symbol "55G."

For further information on Goldgroup, please visit www.goldgroupmining.com.

Contact

Javier Reyes

Chief Executive Officer Goldgroup Mining Inc.

+52 1 55 8534 9323

(604) 306-6867

www.goldgroupmining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements:

Certain information contained in this news release may be considered “forward-looking information” (within the meaning of applicable Canadian securities law) and “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995). Forward-looking statements relate to analyses and other information that are based on forecasts of future results, as well as estimates and assumptions of management. These statements include, without limitation, statements relating to the Offering, including the size and completion of the Offering, the anticipated Closing Date, the intended use of the net proceeds of the Offering, the receipt of necessary regulatory approvals, including the approval of the TSXV and NYSE American, as well as the Company's future plans and prospects, including in respect of its assets, a potential future restart of mining operations at the San Francisco project, and advancement of the Back Forty Project toward development.

These forward-looking statements reflect Goldgroup’s current internal projections, expectations or beliefs and are based on information currently available to Goldgroup. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “projects”, “potential”, “scheduled”, “forecast”, “budget” or the negative of those terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, and are developed based on assumptions about such risks, uncertainties and other factors, including, without limitation: the ability of the Company to complete the Offering on the timeline and on the terms described herein; receipt of all required regulatory approvals in connection with the Offering, including approval from the TSXV and NYSE American; and the risk factors disclosed in the Company’s management information circular dated May 29, 2026, Goldgroup’s annual information form dated June 10, 2026 and other continuous disclosure materials available under the Company’s profile on SEDAR+ at www.sedarplus.ca. Any and all of the forward-looking information contained in this news release is qualified by these cautionary statements.

Although Goldgroup believes that the forward-looking information contained in this news release is based on reasonable assumptions, readers cannot be assured that actual results will be consistent with such statements. Accordingly, readers are cautioned against placing undue reliance on forward-looking information. Goldgroup expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, events or otherwise, except as may be required by, and in accordance with, applicable securities laws.

SCHEDULE “B”

News Release dated September 14, 2026

NEWS RELEASE

GOLDGROUP UPSIZES PRIVATE PLACEMENT TO US$125 MILLION IN RESPONSE TO STRONG INVESTOR DEMAND

Capital Raise Positions Goldgroup to Accelerate Growth Across Four 100%-Owned Precious-Metals Assets and Pursue Strategic M&A Opportunities

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Vancouver, Canada – September 14, 2026 – Goldgroup Mining Inc. (“Goldgroup” or the “Company”) (TSXV: GORO; NYSE American: GORO; FSE:55G) is pleased to announce that, in response to investor demand, the Company has increased the size of its previously announced private placement (the “Offering”) from aggregate gross proceeds of up to approximately US$75 million to aggregate gross proceeds of up to approximately US$125 million.

Javier Reyes, Chairman and CEO, commented, “The strong interest in our financing from both retail and some of the largest institutions in the world is a major vote of confidence in Goldgroup and its growth strategy.”

“We believe Goldgroup is at an inflection point. With a significantly strengthened balance sheet, producing assets, near-term opportunities to grow production, a substantial exploration portfolio and the ability to pursue disciplined M&A, we are increasingly positioned to execute our objective of building one of the leading intermediate precious-metals producers in the Americas.”

“We are extremely grateful for the confidence these investors have placed in us. Our responsibility now is to execute and create long-term value for all Goldgroup shareholders."

Goldgroup currently owns and operates the producing Don David Gold Mine in Oaxaca and the producing Cerro Prieto Gold Mine in Sonora, Mexico, while advancing the San Francisco Gold Project in Sonora toward a potential production restart and the Back Forty Project in Michigan toward development. The Company’s strategy is to build a larger-scale intermediate precious-metals producer through a combination of production growth, exploration, mine optimization, project development and disciplined M&A.

Private Placement Summary

Each Unit will consist of one common share of the Company and one-half of one common share purchase warrant of the Company (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one common share (a “Warrant Share”) at a price per Warrant Share of US$5.10 for a period of 18 months from the Closing Date (as defined herein).

The Offering remains non-brokered. Other than the increase in the size of the Offering, all other terms of the Offering remain unchanged. For additional information regarding the Offering, please refer to the Company’s news release dated September 8, 2026.

The Offering is expected to close on or about September 30, 2026 (the “Closing Date”) and is subject to the Company receiving all necessary regulatory approvals, including the conditional approval of the TSX Venture Exchange (the “TSXV”) and the approval of NYSE American LLC (the “NYSE American”).

The securities to be issued under the Offering have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws, and may not be offered or sold in the “United States” (as defined in Regulation S under the U.S. Securities Act) absent registration under the U.S. Securities Act and applicable U.S. state securities laws or an available exemption from those registration requirements. This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Units will be offered pursuant to applicable exemptions from the prospectus requirements in the provinces of Canada and in other jurisdictions outside Canada, provided that no prospectus filing or comparable obligation arises in any such jurisdiction.

The common shares and Warrants comprising the Units, and the Warrant Shares issuable upon exercise of the Warrants, will be subject to a statutory hold period under applicable Canadian securities laws ending four months and one day after the Closing Date.

In connection with the Offering, the Company may pay eligible finders a cash commission equal to 5% of the gross proceeds raised from subscribers introduced by those finders, in accordance with applicable securities laws and the policies of the TSXV.

Certain insiders of the Company may participate in the Offering, which participation would constitute a related-party transaction under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company expects that such participation will be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 under sections 5.5(a) and 5.7(1)(a), respectively.

The Company intends to use the net proceeds of the Offering for working capital and general corporate purposes, including advancing its existing mining and development projects and evaluating and funding acquisitions, strategic investments and other M&A opportunities in the mining sector. The Company has not made a final allocation of the net proceeds and may reallocate them among these purposes in response to business opportunities, market conditions and other circumstances. Pending deployment, the net proceeds may be held in cash, cash equivalents or short-term investments. There can be no assurance that any acquisition, investment or other transaction will be identified or completed on acceptable terms or at all.

Mr. Reyes further commented, “One of the most important advantages of this financing is that it gives Goldgroup optionality. We can invest aggressively in our highest-return organic opportunities while maintaining the financial strength to act when compelling external opportunities emerge.

Our objective is not simply to become a larger company. Our objective is to build a better company - with larger production, longer mine lives, stronger margins, a high-quality institutional shareholder base and disciplined capital allocation."

About Goldgroup

Goldgroup Mining Inc. is a precious-metals producer and growth-oriented mining company with four 100%-owned assets across Mexico and the United States.

The Company owns and operates the Don David Gold Mine in Oaxaca, Mexico and the Cerro Prieto Gold Mine in Sonora, Mexico, while advancing the San Francisco Gold Project in Sonora toward a potential production restart and the Back Forty Project in Michigan toward development.

Goldgroup’s strategy is focused on building a larger-scale intermediate precious-metals producer through a combination of production growth, exploration, mine optimization, project development, and potential acquisition of additional projects or M&A transactions.

The Company is listed on the TSX Venture Exchange and NYSE American under the symbol “GORO” and on the Frankfurt Stock Exchange under the symbol “55G.”

For further information on Goldgroup, please visit www.goldgroupmining.com.

Contact

Javier Reyes

Chief Executive Officer Goldgroup Mining Inc.

+52 1 55 8534 9323

(604) 306-6867

www.goldgroupmining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements:

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements in this news release include, but are not limited to, statements regarding the completion, size and timing of the Offering; the availability of prospectus and registration exemptions; the receipt of required regulatory approvals, including the approvals of the TSXV and NYSE American; insider participation and the availability of MI 61-101 exemptions; the payment of any finder’s fees; the Company’s intended use and allocation of the net proceeds, including the advancement of its existing projects and the evaluation and funding of acquisitions, strategic investments and other M&A opportunities; the advancement and potential restart of mining operations at the San Francisco Gold Project; the advancement of the Back Forty Project toward development; and the Company’s growth, acquisition and M&A strategy.

Forward-looking statements are based on the Company’s current expectations, estimates, projections, assumptions and beliefs, including assumptions regarding investor demand; the availability of financing on the terms described in this news release; the satisfaction of the conditions to closing; the receipt and timing of required regulatory approvals; the absence of a material adverse change in market conditions or the Company’s business before closing; the Company’s ability to advance its existing projects; the availability of suitable acquisition, strategic investment and other M&A opportunities; the satisfactory completion of due diligence and negotiation of acceptable terms; and the Company’s ability to retain sufficient liquidity and deploy or reallocate the net proceeds in a manner consistent with its business objectives. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially, including the risks that the Offering may not close, may close for a smaller amount or may be delayed; indications of interest or commitments may be withdrawn or reduced; required approvals may not be obtained on acceptable terms or at all; market conditions may change; the issuance of the securities may result in dilution; resale or transfer restrictions may apply; the Company may allocate a material portion of the net proceeds to acquisitions, strategic investments or other M&A opportunities; suitable opportunities may not be identified or completed on acceptable terms or at all; any completed transaction may not achieve its anticipated benefits and may expose the Company to additional business, financing, operational, regulatory, integration and market risks; the Company may be unable to recover all or part of an investment; the Company may change its use of proceeds as circumstances require; and the Company may be unable to advance, restart, develop or acquire projects as currently contemplated. Additional risks are described in the Company’s annual information form dated June 10, 2026 and other continuous disclosure documents available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Any forward-looking statements in this news release are expressly qualified by this cautionary statement.

Although the Company believes that the expectations and assumptions reflected in its forward-looking statements are reasonable as of the date of this news release, no assurance can be given that they will prove to be correct. Readers should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of this news release, and the Company undertakes no obligation to update or revise them to reflect subsequent events or circumstances, except as required by applicable securities laws.